April 7, 2021

Re:	Global Warming Solutions, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G Filed February 16, 2021 File No. 000-53170

To Whom It May Concern:

We have made the changes as discussed with Mr. Carl Hawkins. They are incorporated as follows:

Amendment No. 1 to Registration Statement on Form 10-12G filed February 16, 2021

Item 1. Business

Recent Transactions, page 5

1.

We note that you have only partially responded to our prior comment 1, and re-issue the comment in part. Please disclose how you are financing the development of your ECO APP, as well as your project pertaining to the "mobile system for the production of hydrogen and electric energy during the movement of automobiles."

The Company closed on $1.25M in a private capital raise with only accredited investors. In addition to thefollowing language being added as the first paragraph to the section titled RECENT TRANSACTIONS, we have updated the document throughout to reflect this capital raise:

On March 15, 2021 the Company closed on financing of the Company through a private placement raising $1,250,000. The Company issued 1,000,000 shares to multiple accredited investors who participated in the capital raise, at the rate of $1.25 per share.In addition, each investor was issued a warrant to purchase an additional share at $1.75 for every 10 shares they purchased.The private capital raise was exempt from registration under Rule 501(c).This funding will be utilized for day-to-day operations as well as to finance the development of our ECO APP (see comments below) and the mobile system for the production of hydrogen and electric energy during the movement of automobile, along with other unforeseen projects that the Company will elect to develop and participate in.

Business Strategy

Industry Overview

Cannabidiol (CBD) Industry, page 7

2.

We note your revised disclosure in response to prior comment 2, and partially re-issue comment. Please amend your Business disclosure to include a detailed description of the current legal status of the CBD products sold on your website, including hemp-derived CBD products. For instance, please provide additional detail surrounding the regulation of hemp-derived CBD products in the United States at the federal level and the risks of regulatory oversight involved therewith. In this regard, please ensure you discuss regulation of hemp-derived CBD products under the Federal Food, Drug and Cosmetic Act. Please also revise your Business section to address government approval of your CBD products, including your hemp-derived CBD products. In addition, please include risk factor disclosure related to the regulatory requirements applicable to your CBD products to address the potential impact of federal and state laws related to the selling of your CBD related products, including your hemp-derived CBD products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

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We have amended the business disclosure section to include the legal status of CBD products sold on our website. We have provided additional detail about the regulation of hemp-derived products in the USA at the federal level and the risk of regulatory oversight.We have discussed the Federal Food, Drug and Cosmetic Act.We added a section about the approval process of the products should we decide to manufacture our own product.

The 2018 Agricultural Improvement Act (AKA 2018 Farm Bill) legalized Hemp-derived CBD as long as it is produced within the regulations defined by law. Hemp, by federal law, cannot contain more than 0.3 percent THC (tetrahydrocannabinol). Anything with more THC is classified as marijuana, is considered a schedule 1 drug by the Drug Enforcement Administration and is federally illegal. The products sold by us do not contain more than 0.3 percent THC.This bill allows states, in close coordination with the federal government, governors, and local law enforcement to regulate hemp farming and move forward the industrialization of the hemp plant. As of 2018 all 50 states have officially legalized the use of hemp-based products. However, each state may regulate different rules.As such, any manufacturer of CBD products requires a constant review of local and state requirements.We do not manufacture or distribute CBD products.We retail products manufactured by third parties in states that authorize the resale ofthe products.Since 2018, CBD is regulated in Canada under the Cannabis Act and is classified as a controlled substance. The Cannabis Act and accompanying regulations place strict controls on CBD products to include possession, production, distribution, and sale. We do not sale, produce, possess or distribute CBD products in Canada, and as such, Canadian legislation has no effect on our operations. We believe the hemp-CBD market is projected to grow from just under $600 million in 2018 to $22 billion by 2022.

We are a reseller of hemp-based CBD products. We rely on the manufacturer to ensure compliance with all federal and state regulations and to provide the guidance for us to follow as a reseller when listing the product for sale on our website.Product sold on our website is sent directly from the manufacturer to the customer.At no time do we come in contact with the product.As such, if the manufacturer determines that a sale would violate federal or state regulations, they will not send the product to the customer and the order is cancelled.At no time do we intend to manufacture or distribute hemp-based CBD products.

Under the 2018 Farm Bill the FDA’s preserves authority to regulate products containing cannabis or cannabis-derived compounds under the Federal Food, Drug, and Cosmetics Act (FDCA) and Section 351 of the Public Health Service Act (PHS Act). The FDA treats products containing cannabis (greater than 0.3 THC), as any other controlled substance, even if the cannabis derived compound is classified as hemp under the 2018 Farm Bill.

Should the manufacturers violate federal, state, or local laws and guidelines we may lose this business completely and/or consider other potential suppliers to sell their products. This business operation is fluid and may change on a daily basis.

We have added the following risk factors related to regulatory requirements applicable to CBD products.

Laws and regulations affecting hemp-based products are constantly changing, which could detrimentally affect our resale ability, and the business of the Company.

Local, state, and federal medical and adult use hemp laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of our business plan and result in a material adverse effect on certain aspects of our planned operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our resale business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

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The hemp and CBD product markets are new and heavily regulated with rules subject to rapidly changing laws and uncertainty, compliance with which may come with significant cost.

The markets for the production of hemp and CBD products are competitive and evolving. Continued development of the hemp and CBD product markets within the broader cannabis industry will be dependent upon new legislative authorization of such products. Any number of events or occurrences could slow or halt progress altogether in these industries. While the progress of the hemp and CBD product markets is currently encouraging, growth of such markets is not assured. Numerous factors may impact or negatively affect the lawmaking process within the various jurisdictions where we have business interests. Any one of these factors could slow or halt the use of hemp or CBD products, which could negatively impact our business and possibly cause us to discontinue the related operations as a whole.

In Canada, the new Industrial Hemp Regulations, or IHR, under the Cannabis Act replaced the previous Industrial Hemp Regulations under the Controlled Drugs and Substances Act on October 17, 2018. The regulatory scheme for industrial hemp largely remains the same; however, the IHR permits the sale of hemp to federally licensed cannabis processors under certain circumstances, and licensing requirements were softened in accordance with the perceived lower risk posed by industrial hemp. The IHR defines industrial hemp as a cannabis plant, or any part of that plant, in which the concentration of THC is 0.3% weight by weight or less in the flowering heads and leaves. In Canada, cannabis products containing CBD are subject to the Cannabis Act and the Cannabis Regulations. Not every activity involving industrial hemp falls within the scope of the IHR.

In the EU, legislative approaches to the regulation of CBD products vary country by country, including local regulations with respect to THC content, and continue to evolve; however, EU-wide rules require products to contain no more than 0.2% THC. There is no assurance that any EU country will authorize or continue to authorize exports and/or imports of hemp products. If any of these local laws or regulations prevent or discourage us from achieving our business goals, they may have an adverse effect upon our operations or restrict our ability to produce or sell products in the future.

In the United States, the Agriculture Improvement Act of 2018, or the Farm Bill, removed hemp-derived CBD containing less than 0.3% THC from the list of scheduled narcotics in December 2018 if certain conditions relating to its production are satisfied; however, the U.S. Food and Drug Administration, or FDA, and the United States Department of Agriculture have asserted their authority to regulate hemp-derived products in the United States. In addition, many states regulate hemp and hemp-derived products, including CBD. In particular, the FDA has declared that it is illegal under the U.S. Federal Food, Drug, and Cosmetic Act to market or sell CBD products as dietary supplements or to market or sell food to which CBD has been added, absent the issuance of an authorizing regulation by the FDA. In March 2019, the FDA formed a task force to develop legislation proposals regarding the regulation of CBD. Until regulations surrounding hemp and hemp-derived products are clarified in the United States, there will be substantial uncertainty around hemp and hemp-derived CBD, and the viability of the market for any such products.

The shifting compliance environment with respect to the hemp and hemp-derived products and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that we may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines or the curtailment or restructuring of our operations.

The hemp and hemp-derived product markets in Canada, the European Union and elsewhere are also subject to many of the same risks as the adult-use cannabis industry and market.

The hemp and hemp-derived product (such as hemp-derived CBD) markets in Canada, the European Union and elsewhere are subject to many of the same risks that are applicable to the broader cannabis industry and adult-use cannabis market, including risks related to the need for regulatory approvals, the early status and uncertain growth of the industry, agricultural farming, consumer acceptance and perception of hemp-derived products, competition, regulations regarding labelling, branding and marketing and the lack of clinical studies regarding the benefits, viability, safety, efficacy and dosing of such products.

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Description of Business

Principal Products, page 8

3.

We note your response and amended disclosures pertaining to our prior comment 6, and re-issue the comment in part. Please expand the disclosure in your Principal Products section on page 8 to include a more fulsome description of your principal products, beyond "All products are CBD/hemp based products." In this regard, please identify the specific "CBD/hemp based products" that are sold on your website. Please also clarify whether any of your current products contain, or your future products will contain, greater than 0.3% THC.

We have added a fulsome description of the categories of products that are sold on our website www.cbs.biz and have added the appropriate language that none of the products sold contain greater than 0.3% THC. It now reads as follows:

Principal Products

We currently sale hemp-based CBD products through our website, www.cbd.biz, which is not incorporated herein. All products are CBD/hemp-based products. We currently sell multiple hemp-based balms (topicals) and extracted hemp-based oils (ingestibles).Our balms include face creams, lip balms, and tattoo balms.None of the products sold contain more than 0.3 percent THC.We will not consider reselling any items, now or in the future, with more than 0.3 percent THC.

We maintain no inventory. All sales are based upon resale agreements we have with manufacturers.We are reliant upon our suppliers to have the product available for direct shipment to our customers. Our payment terms for resale items are typically upon the placement of the order.

The resale operations currently are not seasonal. As we begin to bring global warming products, such as HCU fertilizer, seasonal sales will become more abundant.

We have no government contracts at this time, nor are we seeking any. Our retail operations are primarily business to customer, while our consulting and royalty revenues, when earned, will be primarily, business to business.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 25

4.

We note your revisions to the beneficial ownership table in response to prior comment 12, and re-issue the comment in part. Please revise the beneficial ownership table on page 25 to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Paramount Trading Company.

We do not know who the beneficial owner of Paramount Trading Company is. We have exhausted all means necessary in an attempt to identify the beneficial owner(s).At this time we are requesting additional information and all documents provided to the stock transfer agent on behalf of this Company.The last date of any action taken by this company was in July 2017.We have added the following footnote to this section.

3.	The Company’s management has had no contact with this shareholder and has been unable to obtain who the beneficial owner(s) of Paramount Trading Company.

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Item 13. Financial Statements and Supplementary Data, page F-1

5.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

The Company has updated it financial statements in accordance with Rule 8-08 of Regulation S-X. In addition, we have updated other relevant portions of the filing concerning summary financial data.The Company has recently filed its audited financial statements in Form 10-K for the years ended December 31, 2020 and 2019 with the SEC.These audited financial statements replace the audited financial statements previously filed with this registration statement for the audited years ended December 31, 2019 and 2018 and the nine months unaudited financial statements for the period ending September 30, 2020.

In addition to the above questions, we updated the following information in the registration statement:

•	management section to include the recent appointments of Michael Pollastro as corporate secretary and Charles Mathews as Chief Financial Officer.
•	Corporate address of 28751 Rancho CA RD, Suite 100, Temecula, CA 92590
•	Beneficial ownership table to reflect recent sale of common stock

You may contact Carl Hawkins, Esquire at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Vladimir Vasilenko

Chief Executive Officer

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